SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

(Commission File No. 1-03006)

PLDT Inc.

(Translation of registrant’s name into English)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No 

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2022. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBIT INDEX

Exhibit Number Page

Copies of the disclosure letters that PLDT Inc. (the “Company”) filed on March 21, 2024 with the Philippine Stock Exchange, the Philippine Securities and Exchange Commission, and the Philippine Dealing and Exchange Corporation in connection with the following:

(a)
Declaration of a cash dividend of ₱2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter ending April 15, 2024 and payable on April 15, 2024 to the holder of record as of April 5, 2024;

The cash dividend was declared out of the audited unrestricted retained earnings of the Company as at December 31, 2023, which are sufficient to cover the total amount of the dividend declared; and

(b)
Promotion of Mr. John Gregory Y. Palanca from First Vice President to Senior Vice President effective March 21, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:	/s/Mark David P. Martinez
Name:	Mark David P. Martinez
Title:	Assistant Corporate Secretary

Date: March 21, 2024